UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORT, INC. 401(K)
AND PROFIT SHARING PLAN

Table of Contents

The Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2013, December 29, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the period ended December 31, 2013, and years ended December 29, 2013 and 2012	3
Notes to Financial Statements	4
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2013	11
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 29, 2013	12

EXHIBITS
Exhibit 23 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transport, Inc. 401(k) and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2013, December 29, 2013 and 2012, and the related statements of changes in net assets available for benefits for the period ended December 31, 2013 and the years ended December 29, 2013 and 2012.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, December 29, 2013 and 2012, and the changes in its net assets available for benefits for the period ended December 31, 2013 and the years ended December 29, 2013 and 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2013 and December 29, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
June 20, 2014

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2013, December 29, 2013 and 2012

	December 31, 2013	December 29, 2013	December 29, 2012
Assets:
Cash	$53,466	$39,271	$24,619
Investments	18,922,360	18,747,139	16,236,965
Notes receivable from participants	851,107	852,580	908,052
Total assets	19,826,933	19,638,990	17,169,636
Liabilities:
Accrued administrative expenses	19,024	19,024	24,450
Net assets available for benefits	$19,807,909	$19,619,966	$17,145,186

See accompanying notes to financial statements

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Period ended December 31, 2013, and years ended December 29, 2013 and 2012

	Period Ended December 31, 2013	Year Ended December 29, 2013	Year Ended December 29, 2012
Additions:
Investment income:
Interest and dividends	$20,908	$321,164	$302,172
Net appreciation in fair value of investments:
Mutual funds	115,463	2,677,869	1,031,167
Covenant Transportation Group, Inc. common stock	242	903,968	1,046,567
Net investment income	136,613	3,903,001	2,379,906

Interest on notes receivable from participants	-	32,365	41,156
Contributions from participants	57,838	2,010,898	1,734,652
Rollovers from participants	-	325,708	342,172
Total additions	194,451	6,271,972	4,497,886
Deductions:
Participants’ benefits	1,885	3,597,947	3,181,687
Administrative fees	4,623	199,245	278,152
Total deductions	6,508	3,797,192	3,459,839

Net increase in net assets available for benefits	187,943	2,474,780	1,038,047

Net assets available for benefits at beginning of period/year	19,619,966	17,145,186	16,107,139

Net assets available for benefits at end of period/year	$19,807,909	$19,619,966	$17,145,186

See accompanying notes to financial statements

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

Effective December 31, 2013, the Plan has been amended to change the plan year end to December 31.  The accompanying financial statements include the statements of net assets and changes in net assets as of and for the two day period ended December 31, 2013, and as of and for the years ended December 29, 2013 and 2012.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments and Investment Income

Investments in mutual funds, and common stock are stated at fair value based on quoted market prices or as determined by Transamerica Retirement Solutions Corporation, formerly Diversified Investment Advisors (the “Trustee”).

Realized and unrealized investment gains and losses are included in net appreciation in fair value of investments in the statements of changes in net assets available for benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedules.

(c)	Receivables

The Plan records participant loans as notes receivable from participants.  They are valued at the unpaid principal balance plus accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

(d)	Events Occurring After Reporting Date

The Company has evaluated events and transactions that occurred between December 31, 2013, and the issuance of the report for possible recognition or disclosure in the financial statements.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (collectively, the “Company”).  The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.  Eligible employees are automatically enrolled into the Plan at a deferral rate of 2% unless the employee opts out.

(b)	Contributions

Contributions to the Plan may be made by both participants and the Company. Participants may contribute up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution Plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).  The Company made no matching contributions during 2013 or 2012.

(c)	Participant Accounts

The Plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.  As of December 31, 2013, December 29, 2013 and 2012, there are various mutual fund options and the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (“Unitized CVTI Fund”) option.

The Unitized CVTI Fund invests principally in the common stock of Covenant Transportation Group, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Unitized CVTI Fund holds three percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Unitized CVTI Fund to any of the various fund alternatives at any time.  Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(d)	Notes Receivable From Participants

Other than the financial conditions listed below, there are no restrictions on participants obtaining a loan.  Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the plan administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied first, to restore participants accounts when a participant is rehired after a break in service, as defined in the Plan document, then to reduce subsequent Company contributions to the Plan, and finally, any remaining amounts are used to pay Plan expenses.  Participants forfeited $8,843 and $93,670 in the years ended December 29, 2013 and 2012, respectively.  Forfeitures of $15,774, $15,774, and $24,619 were unallocated at December 31, 2013, December 29, 2013 and 2012, respectively.

(i)	Administrative Expenses

The administrative expenses of the Plan are paid by either the Plan or the Company.  These costs include legal, accounting, and certain administrative fees.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(3)	Transactions With Parties-In-Interest

At December 31, 2013, December 29, 2013 and 2012, the Plan held investments in trust funds and money market accounts sponsored by the Trustee, asset custodian, or affiliated entities with current values of $139,986, $125,791, and $80,693 respectively. The Plan also held shares of Covenant Transportation Group, Inc. common stock with current values of $2,292,061, $2,314,224, and $2,168,870 at December 31, 2013, December 29, 2013 and 2012, respectively.  The Plan also held notes receivables from participants with interest rates between 4.25% and 9.25% with a current value of $851,107, $852,580, and $908,052 as of December 31, 2013, December 29, 2013 and 2012, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

(4)	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data.  The three levels of the fair value hierarchy are described below:

Level 1	–	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	–	Inputs to the valuation methodology include:

	–	Quoted prices for similar assets or liabilities in active markets;

	–	Quoted prices for identical or similar assets or liabilities in inactive markets;

	–	Inputs other than quoted prices that is observable for the asset or liability;

	–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

	–	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	–	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value.  There have been no changes in the methodologies used at December 31, 2013, December 29, 2013 and 2012.

(i)	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on closing price reported on the active market on which the individual securities are traded.

(ii)
Unitized stock fund:  The Unitized CVTI Fund is comprised of Covenant Transportation Group, Inc. common stock and cash.  The common stock is carried at fair value based on the closing price as reported on the active market. Investments in the fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the fund were $4.47, $4.47, and $2.99, on December 31, 2013, December 29, 2013 and 2012, respectively.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Fair Value Measurements as of December 31, 2013 Using the Following Inputs

	Total	Level 1	Level 2	Level 3

Mutual funds:

Stock funds	$10,771,007	$10,771,007	$-	$-

Bond funds	5,075,516	5,075,516	-	-

Multi-asset funds	697,256	697,256	-	-

Unitized CVTI fund	2,378,581	-	2,378,581	-

Total	$18,922,360	$16,543,779	$2,378,581	$-

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2013:

	Fair Value Measurements as of December 29, 2013 Using the Following Inputs

	Total	Level 1	Level 2	Level 3

Mutual funds:

Stock funds	$10,622,297	$10,622,297	$-	$-

Bond funds	5,031,777	5,031,777	-	-

Multi-asset funds	692,321	692,321	-	-

Unitized CVTI fund	2,400,744	-	2,400,744	-

Total	$18,747,139	$16,346,395	$2,400,744	$-

    The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 29, 2012:

	Fair Value Measurements as of December 29, 2012 Using the Following Inputs

	Total	Level 1	Level 2	Level 3

Mutual funds:

Stock funds	$9,166,269	$9,166,269	$-	$-

Bond funds	4,640,882	4,640,882	-	-

Multi-asset funds	204,870	204,870	-	-

Unitized CVTI fund	2,224,944	-	2,224,944	-

Total	$16,236,965	$14,012,021	$2,224,944	$-

COVENANT TRANSPORT, INC. 401(k)
AND PROFIT SHARING PLAN

Notes to Financial Statements

(5)	Investments

The following investments represent 5% or more of the Plan’s net assets as of December 31, 2013, December 29, 2013 and 2012:

	As of December 31, 2013	As of December 29, 2013	As of December 29, 2012

Unitized CVTI Fund	$2,378,581	$2,400,744	$2,224,944
Columbia Mid Cap Index Z	**	**	$1,197,484
T. Rowe Price Growth Stock	**	**	$1,148,540
Templeton Global Bond A	**	**	$867,800
Franklin High Income Adv	$1,532,768	$1,527,571	$1,382,309
Vanguard Equity Income Adm	$1,940,929	$1,929,263	$1,549,280
Vanguard Small Cap Index Signal	$1,604,931	$1,593,948	$1,306,182
Matthews Pacific Tiger Investor	$1,062,215	$1,049,916	$948,207
Dreyfus Midcap Index	$1,486,683	$1,410,869	**

** Investment does not represent 5% or more of the Plan’s net assets for the respective period.

(6)	Income Tax Status

The Internal Revenue Service made a favorable ruling on the application for determination of qualification submitted by the Company on September 8, 2003. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan’s qualification under Section 401(a) of the IRC, and under which the Plan would be subject to tax under present income tax law.  Subsequent to the issuance of the determination letter, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, December 29, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, and is currently under audit by the IRS for the year ended December 29, 2012.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(7)	Subsequent Event

Effective January 1, 2014, the Plan was amended to increase the automatic enrollment deferral rate to 3%.  Additionally, this rate increases 1% each year up to a maximum of 6% unless the employee opts out.

COVENANT TRANSPORT, INC. 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Period Ending:  12/31/2013

	(b)	(c)	(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	CURRENT VALUE
*	Transamerica Retirement Solutions Corp.	Cash Reserve Account	$53,466

	American Beacon	American Beacon Small Cap Value Instl	481,963
	American Funds	American Funds Capital World Growth & Income R5	82,450
	American Funds	American Funds EuroPacific Growth R5	8,836
	American Funds	American Funds Fundamental Investor R5	574,167
	Dodge & Cox	Dodge & Cox International	814,503
	Dreyfus	Dreyfus Midcap Index	1,486,683
	Fidelity	Fidelity Balanced	123,089
	Franklin Templeton	Franklin High Income Adv	1,532,768
	Franklin Templeton	Templeton Global Bond A	895,770
	Ivy	Ivy Mid Cap Growth I	587,335
	Matthews	Matthews Pacific Tiger Investor	1,062,215
	Oppenheimer	Oppenheimer International Growth Y	69,260
	PIMCO	PIMCO Total Return A	572,841
	Prudential	Prudential Total Return Bond Z	486,732
	T. Rowe Price	T. Rowe Price Growth Stock	955,433
	Vanguard	Vanguard Equity Income Adm	1,940,929
	Vanguard	Vanguard Prime Money Market Inv	624,841
	Vanguard	Vanguard Selected Value	742,799
	Vanguard	Vanguard Short Term Federal Adm	429,699
	Vanguard	Vanguard Short Term Investment Grade Adm	532,865
	Vanguard	Vanguard Small Cap Growth Index Inv	933,670
	Vanguard	Vanguard Small Cap Index Signal	1,604,931
		Mutual Funds Total	16,543,779

*	Covenant Transportation Group, Inc.	Covenant Transportation Group, Inc. Class A Common Stock 284,000 shares	2,331,640
*	State Street Bank & Trust Co.	State Street Institutional Reserves	46,941
		Unitized CVTI Fund	2,378,581

*	Participants	Notes Receivable with interest rates of 4.25% to 9.25%	851,107

		TOTAL PLAN ASSETS	$19,826,933

* Indicates Party-In-Interest to the Plan

COVENANT TRANSPORT, INC. 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Period Ending:  12/29/2013

	(b)	(c)	(e)
(a)	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	CURRENT VALUE
*	Transamerica Retirement Solutions Corp.	Cash Reserve Account	$39,271

	American Beacon	American Beacon Small Cap Value Instl	478,505
	American Funds	American Funds Capital World Growth & Income R5	81,917
	American Funds	American Funds EuroPacific Growth R5	8,734
	American Funds	American Funds Fundamental Investor R5	570,178
	Dodge & Cox	Dodge & Cox International	808,138
	Dreyfus	Dreyfus Midcap Index	1,410,869
	Fidelity	Fidelity Balanced	122,143
	Franklin Templeton	Franklin High Income Adv	1,527,571
	Ivy	Ivy Mid Cap Growth I	582,647
	Matthews	Matthews Pacific Tiger Investor	1,049,916
	Oppenheimer	Oppenheimer International Growth Y	68,457
	PIMCO	PIMCO Total Return A	570,687
	Prudential	Prudential Total Return Bond Z	484,786
	T. Rowe Price	T. Rowe Price Growth Stock	946,997
	Franklin Templeton	Templeton Global Bond A	890,535
	Vanguard	Vanguard Equity Income Adm	1,929,263
	Vanguard	Vanguard Prime Money Market Inv	598,580
	Vanguard	Vanguard Selected Value	735,827
	Vanguard	Vanguard Short Term Federal Adm	428,614
	Vanguard	Vanguard Short Term Investment Grade Adm	531,004
	Vanguard	Vanguard Small Cap Growth Index Inv	927,079
	Vanguard	Vanguard Small Cap Index Signal	1,593,948
		Mutual Funds Total	16,346,395

*	Covenant Transportation Group, Inc.	Covenant Transportation Group, Inc. Class A Common Stock 279,170 shares	2,291,885
*	State Street Bank & Trust Co.	State Street Institutional Reserves	108,859
		Unitized CVTI Fund	2,400,744

*	Participants	Notes Receivable with interest rates of 4.25% to 9.25%	852,580

		TOTAL PLAN ASSETS	$19,638,990
* Indicates Party-In-Interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

Dated: June 20, 2014	By:	/s/ R.H. Lovin, Jr.
R.H. Lovin, Jr., Administrator

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm